 Exhibit 99.1

MindMed Announces Launch of Collaboration with Nextage Therapeutics’ Brain Targeting Liposome System

New York, NY - May 24, 2021 - MindMed (NASDAQ: MNMD, NEO: MMED, DE: MMQ), a leading clinical stage psychedelic medicine company, and Nextage Therapeutics (TASE: NXTG), an Israeli innovative drug development company, announce the execution of a Memorandum of Understanding (the “MOU”) regarding the launch of an exclusive collaborative development program to optimize the delivery of certain psychedelic drug candidates, leveraging Nextage’s proprietary Brain Targeting Liposome System (BTLS) delivery technology, for which it has an exclusive license. MindMed and Nextage will initially collaborate to optimize the delivery of drug products based on noribogaine, and ultimately other ibogaine derivatives, and will share development costs and intellectual property arising from the collaboration.

The BTLS technology is an innovative drug delivery system designed to allow the targeted delivery of active pharmaceutical ingredients (APIs) through the Blood Brain Barrier. BTLS is designed to reduce exposure to the active material outside of the brain, reducing potential risks, intended to substantially lower API concentrations and increasing efficacy.

Using this state-of-the-art drug delivery technology, MindMed is seeking to capitalize on the opportunity to mitigate the serious side effects that can make some orally administered psychedelics poor drug candidates. There is anecdotal evidence which suggests the psychedelic substance ibogaine can be effective in the treatment of opioid addiction, but orally administered ibogaine and noribogaine present unacceptable safety risks due to their torsadogenic effects at high systemic concentrations.

Utilizing Nextage’s proprietary brain-targeted liposome system, the collaboration will seek to develop a proprietary formulation aimed at minimizing the systemic exposure of ibogaine derivatives while maintaining effective concentrations in the brain, with the objective of significantly improving the risk-benefit profile of their delivery.

Nextage CEO, Mr. Abraham Dreazen, said “Our innovative delivery technology has potential to revolutionize brain and CNS treatment. Psychedelic inspired drugs could be a breakthrough in many brain-related disorders and working together with an industry pioneer such as MindMed may open the door for life-changing treatments for patients globally. Nextage is pioneering these emerging technologies in Israel and we look forward to working with MindMed and forming a long and successful collaboration.”

Based on initial Proof of Concept work, MindMed and Nextage will work towards a final collaborative development agreement and a determination if such potential formulations of drug candidates should be further progressed into clinical trials.

Pursuant to the MOU, the parties will jointly pilot the development of a drug product based on noribogaine (the “Pilot Program”) with the parties sharing the development costs equally. At the same time that they are advancing the Pilot Program, MindMed and Nextage will negotiate a definitive written agreement to facilitate long-term collaboration on the development and commercialization of any contemplated conjugation of agreed pharmaceutical ingredients with BTLS. Nextage also granted to MindMed an exclusive, non-transferable, sublicensable license to all intellectual property, and the use of all new data, study results, know-how, arising from the Pilot Program in order to make submissions to those regulators whose approval is required in order to market a product.

MindMed and Nextage shall each retain all rights to any intellectual property and inventions owned by them prior to the commencement of the Pilot Program, and to any of their rights unrelated to the Pilot Program. MindMed and Nextage shall jointly own all new data, study results, and know-how developed from the Pilot Program. If the two companies fail to agree on the further development or application of any jointly owned know-how, whether patentable or not, within 12 months of initiating the Pilot Program, then each shall be entitled, subject to some conditions, to pursue independently the further development and commercialization of such know-how.

MindMed Executive President Dr. Miri Halperin Wernli said “Our collaboration with Nextage builds on the commitment of both companies to discover new ways by which we can shake adaptive mechanisms which normally constrain our perception, emotions and self-references. By joining forces and applying Nextage's innovative BTLS technology which allows for a targeted delivery of substances through the Blood Brain Barrier we aim to find better ways to ultimately free the brain to experience new and unusual patterns of connectivity.”

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that discovers, develops and deploys psychedelic inspired medicines and therapies to address addiction and mental illness. The company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including Psilocybin, LSD, MDMA, DMT and an Ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed’s approach to developing the next generation of psychedelic inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

About Nextage

Nextage Therapeutics is a pharmaceutical development company specializing in the development of innovative cannabis and psychedelic related substances for pharmaceutical purposes. Nextage is a subsidiary of Nextar Chempharma Solutions, Israel’s leading full service contract development and manufacturing company for pharmaceuticals and chemical medical devices. Nextage’s proprietary BTLS technology allows for a targeted delivery of substances through the Blood-Brain-Barrier. Nextage is led by CEO Mr. Abraham Dreazen and Chairman Mr. Israel Makov, the former CEO of Teva Pharmaceuticals. In the psychedelic field Nextage operates via its dedicated subsidiary IMIO Life.

Nextage trades on the Israeli stock exchange under the symbol NXTG

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe", “potential” or "continue", or the negative thereof or similar variations. Forward-looking information in this news release include statements regarding the ability of BTLS to optimize the delivery of ibogaine derivatives and other psychedelic drug candidates; BTLS’s ability to reduce potential risks, substantially lower API concentrations and increase efficacy; its ability to mitigate the side effects of orally administered psychedelics; whether ibogaine can be effective in the treatment of opioid addiction; BTLS’s ability to minimize the systemic exposure of ibogaine derivatives; its ability to maintain effective concentrations in the brain; whether the collaboration will significantly improve the risk-benefit profile of the delivery of ibogaine derivatives to the brain; whether BTLS will revolutionize brain and CNS treatment; whether psychedelic inspired drugs could be a breakthrough in many brain-related disorders; whether the collaboration will result in life-changing treatments for patients; whether a final collaborative development agreement will be executed; whether any potential formulations of drug candidates should be further progressed into clinical trials; whether the parties will successfully negotiate a definitive written agreement to facilitate long-term collaboration on the development and commercialization of any contemplated conjugation of agreed pharmaceutical ingredients with BTLS; whether the companies can discover new ways to shake adaptive mechanisms which normally constrain perceptions, emotions and self-references of people; whether they will find better ways to ultimately free the brain to experience new and unusual patterns of connectivity; and the Company's intended future business plans and operations, including the development of psychedelic inspired medicines. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com